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Exhibit 99.1

SINA URGES SHAREHOLDERS TO VOTE "FOR" SINA DIRECTOR YICHEN ZHANG AND "AGAINST" ARISTEIA'S NOMINEES, BRETT KRAUSE AND THOMAS MANNING, ON THE WHITE PROXY CARD TODAY

ARISTEIA'S HALF-TRUTHS AND MISINFORMATION PURPOSELY CONCEAL THE FACTS, INCLUDING ITS VALUE-DESTRUCTIVE IDEAS, POOR GOVERNANCE PRACTICES AND FEDERAL SECURITIES LAW VIOLATIONS

October 10, 2017

Dear Fellow Shareholders,

        The SINA 2017 Annual General Meeting to be held on November 3, 2017 is rapidly approaching. Your Board of Directors unanimously recommends that you vote "FOR" the reelection of Yichen Zhang on the WHITE proxy card TODAY.

        We have delivered—and continue to deliver—value to all of SINA's shareholders. Our track record of solid performance across key metrics, combined with the strength of Weibo as a highly-synergistic platform within SINA's digital media network, is driving outperformance of SINA's stock compared to a diversified peer set and the broader market over the last three years.

        Now that progress is at risk: Aristeia Capital, L.L.C., a single shareholder that claims to own approximately 4.2%1 of SINA's shares, is seeking outsized influence over your Board and our strategy by waging a proxy contest that seeks to implement value destructive ideas and proposals. To date, Aristeia's ideas include tax-inefficient transactions and likely impossible merger ideas. Do not risk jeopardizing our momentum and the substantial returns that you continue to enjoy. We ask for your support in this important election so that we can continue to deliver long-term sustainable value to all of SINA's shareholders.

        In recent weeks, Aristeia has resorted to personal attacks and false claims. Most recently, Aristeia has claimed that the interests of SINA's Chairman and CEO, Charles Chao, are not aligned with all SINA shareholders. Nothing is further from the truth. Mr. Chao and the Board collectively own approximately 12.8%1 of SINA shares, approximately 200%1 more than Aristeia's ownership in the Company and have a proven record of value creation, making them clearly aligned with the interests of all shareholders. In short, Mr. Chao and the Board will only gain if all SINA shareholders gain.

        In fact, since Mr. Chao's purchase of a significant stake in SINA in June 2015, when he personally purchased SINA's shares at an above-market price, SINA's share price has appreciated by approximately 210%2. Mr. Chao took this action to reinforce investors' confidence in SINA's long-term strategy, to further align the Board and management with the interests of our shareholders and to ensure executive decision making by the management team is fully aligned with shareholders' interests.

        Instead of believing in Mr. Chao's demonstrated and continued support of the value potential of the Company, Aristeia sold its shares of SINA in June 2015 and continued regularly selling a significant amount of equity related instruments of SINA throughout 2015 and 2016. Aristeia thereby missed the opportunity to derive value from the millions of dollars in profits your Board delivered over the next two years. The SINA Board is not accountable for Aristeia's hindsight regrets resulting from its short-term trading strategy and lack of long-term vision.

        Furthermore, Aristeia is pressuring shareholders into supporting its proposals by talking out of 'both sides of its mouth.' Aristeia criticizes the Board for its ownership position in SINA, while at the same time arguing that Mr. Chao's significant ownership is inappropriate. The fact is, your Board

Based on Aristeia's statement on September 27, 2017 and company data on September 15, 2017.

Based on SINA's closing share price on May 29, 2015 and October 6, 2017. Source: Nasdaq.

members, other than Mr. Chao, have ownership positions resulting from normal course compensation, just as many other public company Board members do around the world.

        Aristeia's contradictory statements and rhetoric are highly misleading. We are writing to set the record straight about the significant value that the current SINA Board and management team are creating and to underscore the growth prospects of SINA, which continue to be robust and executed on by the Company.

Fact #1: SINA Has Significantly Outperformed Its Peers and the Market Index Since 20143

Fact #2: Aristeia Has Consistently Shown Poor Governance, Including Prior SEC Violations

        It is time for our shareholders to know the extent of Aristeia's hypocrisy. Aristeia repeatedly attacks SINA for its corporate governance practices, and yet, on numerous occasions, Aristeia's poor corporate governance behavior has been the exact opposite of its rhetoric.

        Aristeia nominated Brett Krause who has a conflict of interest as he is currently an investor in Inke ( ), which primarily operates in business areas that SINA, Weibo and certain of the Company's investees cover. In its letter dated October 5, 2017, Aristeia admitted that with, "Brett Krause's involvement with, and knowledge of, Inke ... He has committed that if elected to SINA's Board, he will take necessary steps to ensure that he has no conflict of interest related to the Inke investment." How can this nominee be trusted in the SINA Boardroom when he has a clear conflict of interest with a direct investment in SINA's competitor?

        Aristeia has delayed information about and denied access to its director nominees. Aristeia has withheld basic requests for information on its nominees, beginning with providing responses to the Company's standard director nominee questionnaires. SINA provided Aristeia a deadline of August 31, 2017 for completed questionnaires; however, Aristeia did not return them until nearly two weeks later on September 11, 2017. If Aristeia was truly eager to cooperate with SINA, why did Aristeia intentionally delay completing and returning the director questionnaires, which would allow SINA to properly evaluate and review each of Aristeia's nominees? Additionally, since September 13, 2017, Aristeia has refused to make either of its two director nominees available for interviews by representatives of the SINA Board. What is Aristeia trying to hide?

Based on mean of peers: FB, AMZN, GOOG, BABA, BIDU, SOHU, WUBA, CTRP, JD, ATHM, VIPS, SFUN and FENG. Market data as of October 9, 2017. Source: Bloomberg.

        Aristeia has repeatedly violated Federal Securities Laws, resulting in censure and penalties by the SEC. During the first half of 2008 on four separate occasions, Aristeia violated Rule 105 of Regulation M of the Exchange Act. As disclosed in its Cease-and-Desist Order filed on May 2, 20114, the SEC determined that Aristeia bought offered shares from an underwriter or broker dealer participating in a follow-on public offering, after having sold short the same securities during the restricted period. The result: Aristeia's ill-begotten gains of approximately US$1.22 million.

        In its Cease-and-Desist Order, the SEC censured Aristeia's actions—which were not admitted or denied by Aristeia—and ordered Aristeia to pay approximately US$1.76 million, which payment included a civil penalty, prejudgment interest and a disgorgement that equaled the exact amount of Aristeia's illegally obtained profits. Given its Federal Securities Law violations, how can any of Aristeia's claims be trusted? And given Aristeia's poor governance, how can its unqualified director nominees legitimately serve on the SINA Board to represent the interests of all shareholders?

Fact #3: Critical Synergies Drive Compelling Rationale for Weibo to Remain an Integral Part of SINA Group

        The synergies between SINA and Weibo are compelling and benefit both companies. SINA and Weibo have successfully shared services across data, management, talent pool, capital resources and intellectual property that each company can leverage to enhance value and advance its respective strategy. For example, the data and IP sharing with Weibo has strengthened targeted advertising and content, making it vital in SINA's shift to mobile ads, and has been accelerating the growth of SINA's Fintech businesses by driving significant user traffic.

        Conversely, Weibo continues to benefit from SINA's resources in critical areas including leadership, engineering talent and capital as Weibo expands. The operating synergies between SINA and Weibo directly contribute to Weibo's value generating ability, and we believe these efficiencies create value that would not otherwise be achieved on a standalone basis.

        We are excited by the opportunities ahead for the continued growth of Weibo as part of SINA's digital media network and how such opportunities will continue to create value for all of SINA's shareholders. We expect SINA will strengthen its core platform and improve performance, while simultaneously continuing to advance Weibo's strategy and deliver strong results. This outcome is a clear win for all of our shareholders as they continue to participate in SINA's upside since Weibo's IPO in April 2014.

Fact #4: The SINA Board Is Independent and Has Built a Foundation for Future Success

        The SINA Board is steadfast in its commitment to acting in the best interests of all SINA shareholders as fiduciaries appointed to help protect and create shareholder value. Your Board also understands the importance of independence in establishing a healthy, functioning Board to hold management accountable for the execution of SINA's strategy and ensure that the Company continues to effectively adapt to the evolving market. We therefore must set the record straight: Each of your four independent Board members, Ter Fung Tsao, Yan Wang, Song-Yi Zhang and Yichen Zhang, was appointed to the SINA Board prior to Mr. Chao's becoming CEO of SINA and is independent of Mr. Chao. Your Board members, including Mr. Chao, were selected due to their diverse experience and qualifications and bring unique perspectives to the decision-making process.

        This independence and experience resulted in your current Board's direct responsibility for many of SINA's greatest successes, including the launch and enormous success of Weibo. We developed and executed a long-term vision to fully incubate Weibo within SINA, identifying key investments that have

Aristeia Capital, LLC, Exchange Act Rel. No. 34-64374. May 2, 2011. http://www.sec.gov/litigation/admin/2011/34-64374.pdf.

supported Weibo's infrastructure and further contributed to its tremendous growth and outperformance. Our strategy, management and oversight of Weibo until Weibo's IPO have also created an opportunity for SINA's shareholders to benefit greatly from Weibo's growth through SINA's approximately 123% share price appreciation since Weibo's IPO and our distribution of Weibo shares.5

Fact #5: SINA Has Delivered Significant Returns for All Our Shareholders

        SINA has already been executing several of Aristeia's proposed ideas, including repurchasing US$311 million out of the US$500 million share repurchase plan launched in 2014, which is active until mid-2018 and its ongoing, opportunistic distributions of Weibo shares—but we are doing so in a measured and responsible manner. The Board regularly assesses the best means by which to return capital to all of its shareholders, carefully considering factors affecting our heavily-regulated sector in China and the tax implications for shareholders. SINA has returned approximately US$1.7 billion of capital to security holders since 2014, which is the highest amount for China-based internet and technology companies listed in the United States. Further, we believe that Aristeia's other major proposals are short-term-focused, value-destructive or simply not feasible.

Based on SINA's closing share price on April 17, 2014 and October 6, 2017. Source: Nasdaq.

CEO's ownership of SINA is as of September 15, 2017.

7
Value of 2016 distribution of Weibo shares is based on total number of distributed shares (7,088,116) multiplied by Weibo's adjusted market close on October 14, 2016 ($53.08).

8
SINA announced the distribution of Weibo shares on May 26, 2017. The value of 2017 distribution of Weibo shares is based on total number of distributed shares (7,142,148) multiplied by Weibo's adjusted market close on July 10, 2017 ($68.76).

Total value of Weibo share distribution based on total shares distributed (14,230,264) multiplied by Weibo's closing price on October 6, 2017.

Fact #6: SINA's Discount Rate to Net Asset Value Is In-Line with Holdco Peer Companies

        A holding company's discount rate to net asset value (NAV) tends to be highly proportional to the amount of total free cash flow generated from the portfolio holdings and returned to the parent company. As Weibo is still in the phase of high growth, a large portion of Weibo's free cash flow is and will be reinvested back into the business.

        The market recognizes Weibo's high growth and the capital needed to continue fueling that growth. Based on an analysis of a selected group of listed holding companies with listed subsidiaries operating in China, with data sourced from third-party financial institutions as well as SINA's internal analysis, SINA's NAV discount rate of 36.0%10 is in line with the peer average of 36.3%11. As Weibo continues to achieve a high growth rate, we will continue to reinvest in Weibo's business as we believe this provides the highest return and value to our shareholders.

Data source: company data and 3rd party institution research reports, incl. Citi, Macquarie, CICC, JP Morgan and Goldman Sachs.

Data source: company data and 3rd party institution research reports, incl. BAML, JP Morgan, Goldman Sachs and CICC.

 PROTECT YOUR INVESTMENT AND FUTURE UPSIDE—VOTE "FOR" SINA NOMINEE, YICHEN ZHANG

        The SINA Board unanimously urges you to vote "AGAINST" each of Aristeia's nominees on the WHITE proxy card and to discard any blue proxy card or other proxy materials you may receive from Aristeia. If you have already returned a blue proxy card, you can change your vote by signing, dating and returning a WHITE proxy card TODAY. Only your latest dated proxy card will be counted.

        Instead, we trust that you want us to implement strategies and programs that are calculated to sustain our long-term performance without undue risk. Now is the time for SINA to continue building momentum and prevent anything from derailing the work that is delivering results for all SINA shareholders. If that is indeed what you desire, we encourage you to vote "FOR" Yichen Zhang and "AGAINST" each of Aristeia's nominees TODAY by signing and dating the WHITE proxy card and returning it in the postage-paid envelope provided.

We thank you for your continued support.

Sincerely,

Charles Chao	Ter Fung Tsao	Yan Wang
Chairman of the Board and CEO	Independent Director	Independent Director
Song-Yi Zhang	Yichen Zhang
Independent Director	Independent Director

Your Vote Is Important, No Matter How Many or How Few Shares You Own!

If you have questions about how to vote your shares, please contact:

INNISFREE M&A INCORPORATED
Shareholders may call toll-free (from the United States and Canada): 877-750-5834
International shareholders may call: +1-412-232-3651
Banks and brokers (call collect): 212-750-5833

Please visit http://corp.sina.com.cn/eng/AGM/ for more information.

Safe Harbor Statement

        This communication contains forward-looking statements that relate to, among other things, SINA's expected performance and SINA's strategic and operational plans. SINA may also make forward-looking statements in the Company's periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "confidence," "estimates" and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, failure to meet internal or external expectations of future performance given the rapidly evolving markets; condition of the global financial and credit market; the uncertain regulatory landscape in China; fluctuations in the Company's quarterly operating results; the Company's reliance on online advertising sales and value-added services for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to enter and develop the small and medium enterprise market by the Company or through cooperation with other parties; failure to successfully integrate acquired businesses; risks associated with the Company's investments, including equity pick-up and impairment; and failure to compete successfully against new entrants and established industry competitors. Further information regarding these and other risks is included in SINA's annual report on Form 20-F for the year ended December 31, 2016 and its other filings with the SEC. Past performance is not necessarily indicative of future results. Given these uncertainties, you should not place undue reliance on these forward-looking statements. The information in this communication is provided only as of the date hereof, and SINA assumes no obligation to update its forward-looking statements in this communication or elsewhere, except as required by law.

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PROTECT YOUR INVESTMENT AND FUTURE UPSIDE—VOTE "FOR" SINA NOMINEE, YICHEN ZHANG